SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  1  )*

Samsonite Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

79604v105

(CUSIP Number)

Roger Barton
5650 Yonge Street, 5th Floor
Toronto, Ontario M2M 4H5
(416) 730-5321

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 26, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 79604v105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ontario Teachers’ Pension Plan Board

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 102,697,095

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 102,697,095

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 102,697,095

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 31.4%

14.	Type of Reporting Person (See Instructions) EP

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D (the “Amendment”) amends and supplements the information set forth in the Statement on Schedule 13D filed by the Reporting Person on August 11, 2003 with respect to the Common Stock, par value $0.01 per share (“Common Stock”), of Samsonite Corporation, a corporation incorporated under the laws of the State of Delaware (the “Issuer”). The principal executive offices of the Issuer are located at 11200 East 45th Avenue, Denver, Colorado 80239.

Item 2.	Identity and Background
(a) This Amendment is being filed by Ontario Teachers’ Pension Plan Board (“Teachers”).

(b) - (c) Teachers is an Ontario, Canada corporation, the principal business of which is the administration of a pension plan and management of a pension fund for Ontario teachers. The principal office and business address of Teachers is 5650 Yonge Street, 5th Floor, Toronto, Ontario M2M 4H5.

The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Teachers is set forth in Schedule A hereto, and is incorporated herein by reference.

(d)  Neither Teachers, nor to the best of Teachers’ knowledge, any of the persons identified in this Item 2 and Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  Neither Teachers, nor to the best of Teachers’ knowledge, any of the persons identified in this Item 2 and Schedule A hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the directors and the executive officers of Teachers listed on Schedule A hereto is a citizen of Canada.

Item 3 is amended to add the following:
Item 3.	Source and Amount of Funds or Other Consideration

On August 26, 2003, Teachers purchased 7,552 shares of 2003 Convertible Preferred Stock (the “Preferred Stock”) from Canadian Imperial Holdings Inc. for an aggregate purchase price of $7,598,990.22 in a private transaction.  The source of the funds used to purchase the shares of Preferred Stock was the pension fund managed by Teachers, which includes income from the fund’s investment portfolio and contributions from members of the pension plan administered by Teachers and from the Province of Ontario.

Item 4 is amended to add the following:

Item 4.	Purpose of Transaction

Pursuant to a Recapitalization Agreement dated May 1, 2003 by and between the Issuer, Teachers, Bain Capital (Europe) LLC (“Bain”) and ACOF Management, L.P. (“Ares” and together with Teachers and Bain, the “Investors”), on July 31, 2003, the Investors agreed to sell an aggregate of 2,100 shares of Preferred Stock to certain members of management of the Issuer (or such other amount agreed to by the Investors and the members of management) at a per share purchase price of $1,000 following the completion of the Recapitalization.  The Investors and the members of management are in discussions for the members of management to purchase such shares from an unaffiliated third party.  In connection with such transaction, it is expected that the Investors would be released from the obligation to sell shares to the members of management.

Item 5 is hereby restated in its entirety as follows:
Item 5.	Interest in Securities of the Issuer

(a) - (b)  As of the date of this Amendment, Teachers is the beneficial owner of 42,885 shares of Preferred Stock which, as of August 26, 2003, were convertible into 102,697,095 shares of Common Stock, representing approximately 31.4% of the shares of Common Stock outstanding, as calculated pursuant to Rule 13d-3(d)(1).  Teachers has sole voting and dispositive power over all of the shares of Preferred Stock beneficially owned by it.  Except as described above, neither Teachers nor, to the best of Teachers’ knowledge, any of the persons listed in Schedule A hereto beneficially owns any Shares.

(c) Neither Teachers nor, to the best of Teachers’ knowledge, any of the persons listed in Schedule A hereto has effected any transactions in the shares of Common Stock in the past sixty days, other than the transactions described herein.

(d) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: August 28, 2003

ONTARIO TEACHERS’ PENSION PLAN
BOARD, an Ontario, Canada corporation

	By:	/s/ Claude Lamoureux
Name: Claude Lamoureux
Title: President and Chief Executive Officer

SCHEDULE A

Executive Officers, Controlling Persons and Directors of Teachers, each of whom is a citizen of Canada.

Name	Residence or Business Address	Principal Occupation or Employment

Claude Lamoureux	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	President and Chief Executive Officer of Teachers

Robin Korthals (Chairperson)	Royal Trust Tower Toronto Dominion Centre 77 King Street West Suite 4545 Toronto, Ontario M5K 1K2	Chair

Ann Finlayson (Director)	40 Ruden Crescent Toronto, Ontario M3A 3H3	Self-employed journalist, speaker, freelance editor and consultant

Lucy Greene (Director)	1736 Caughey Lane Penetang, Ontario L9M 1X4	Retired Human Resources Executive for Sun Life Assurance Company of Canada

Gary Porter (Director)	820-439 University Ave Toronto, Ontario M5G 1Y8	Self-employed Chartered Accountant

Ralph Lean, Q.C (Director)	Cassels Brock & Blackwell 40 King Street West Suite 2200 Toronto, Ontario M5H 3C2	Corporate & Commercial Lawyer

John S. Lane (Director)	77 Dawlish Avenue Toronto, Ontario M4N 1H2	Retired Senior Vice President, Investments Sun Life Assurance Company of Canada

Name	Residence or Business Address	Principal Occupation or Employment

Guy Matte (Director)	7083 Notre-Dame Street Orleans, Ontario K1C 1J1	Former Executive Director of the Association des enseignantes et des enseignants franco-ontariens

J. Douglas Grant (Director)	257 Rosedale Heights Drive Toronto, Ontario M4T 1C7	Chairperson, Sceptre Investment Counsel Limited

Thomas O’Neill (Director)	33 Geraldine Court Don Mills, Ontario M3A 1N2	Former Chairperson, PwC Consulting

Robert Bertram	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Executive Vice President, Investments of Teachers

Allan Reesor	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Executive Vice President, Member Services and Chief Information Officer of Teachers

John Brennan	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, Human Resources and Public Affairs of Teachers

Andrew Jones	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, Finance of Teachers

Peter Maher	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, Audit Services of Teachers

Roger Barton	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, General Counsel and Secretary of Teachers

Name	Residence or Business Address	Principal Occupation or Employment

Rosemarie McClean	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, Client Services of Teachers

Morgan McCague	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Senior Vice President, Quantitative Investments of Teachers

Marcus Dancer	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, Quantitative Investments of Teachers

Neil Petroff	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Senior Vice President, Fixed Income, International Equities and Foreign Exchange of Teachers

Brian Gibson	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Senior Vice President, Global Active Equities of Teachers

Dean Metcalf	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, Merchant Banking of Teachers

Leo de Bever	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Senior Vice President, Research & Economics of Teachers

Russ Bruch	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, Research & Economics of Teachers

Phil Nichols	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, MIS Member Services of Teachers

Name	Residence or Business Address	Principal Occupation or Employment

Sean Rogister	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, Fixed Income of Teachers

Barbara Zvan	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, Asset Mix & Risk Management, Research & Economics of Teachers

Wayne Kozun	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, TAA & Real Return, Research & Economics of Teachers

Bruce Ford	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, International Equity Indices & Foreign Exchange

Jim Leech	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Senior Vice President, Merchant Banking of Teachers

Mark MacDonald	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, Merchant Banking of Teachers

Ron Mock	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, Alternative Investments of Teachers

Lee Sienna	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, Merchant Banking of Teachers

Zev Frishman	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, International Equities of Teachers

Name	Residence or Business Address	Principal Occupation or Employment

Rosemary Zigrossi	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, Venture Capital of Teachers

Ron Lepin	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, Infrastructure of Teachers